Exhibit 4
SURFACE USE AGREEMENT — MINING OPERATIONS
THIS AGREEMENT made the 22nd day of June, 2007.
BETWEEN:
SAN JUAN CORP., whose address is 645 Water Street,
Silver Plume, Colorado, USA 80476; and
TODD C. HENNIS, 414 Butte Parkway, Golden, Colorado,
USA 80403
(“Owner”)
AND:
COLORADO GOLDFIELDS INC., whose address is 620 — 650 West Georgia Street,
Vancouver, British Columbia, V2B 4N9, Canada
(“Operator”)
RECITALS:
A. Owner owns the surface estate (the “Lands”) over the patented mineral claims described in Schedule “A” (the “Mineral Rights”).
B. The Mineral Rights are subject to an Option Agreement between Owner and Operator dated June 17, 2007.
C. Owner and Operator desire to enter into an agreement which will govern Operator’s use of the Lands for the purpose of Operator’s exploration, development, and mining of minerals on the Lands during the term of the Option Agreement, and Operator’s management of the exploration, development, and mining of minerals on the Lands on behalf of the joint venture subsequently formed as contemplated under the Option Agreement.
NOW, THEREFORE, in consideration of the mutual promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

SECTION 1 — OPERATOR’S RIGHTS
1.1
Grant of Right-of-Way. Owner grants Operator, its employees and designated agents, a right-of-way to enter upon and use the Lands for the purpose of prospecting, exploring, surveying, sampling, drilling, developing, mining (by underground mining, surface mining, or any other method), extracting, removing, operating for, producing, storing, processing, milling, transporting minerals on the Lands and for constructing and maintaining production facilities, access roads, tailings dumps and ponds, power lines and mine water treatment facilities on the Lands (hereinafter referred to as the “Mining Operations”), subject to the terms of this Agreement.

1.2	Termination of Rights. This Surface Use Agreement and Operator’s rights hereunder will terminate upon the earlier of:
(a)	termination of the Mineral Rights underlying the Lands;
(b)
complete reclamation and restoration of the Lands according to the standards prescribed in the Development Plan and approval of such reclamation by state and/or federal authorities which have jurisdiction over such reclamation;

(c)	termination of the Option Agreement before the Operator exercises its option pursuant to section 6 of the Option Agreement;
(d)	failure of Operator to pay the property taxes referred to in section 4.1, and any related penalties or interest within 120 days after such taxes are due and payable; or

(e)	25 years from June 17, 2007.
In addition, in the event of default by Operator under any of the material terms and conditions of this Agreement, and the failure of Operator to cure such default within the time specified in this Agreement, Owner may elect to suspend the rights of Operator hereunder until such default is cured, or to terminate this Agreement. Notwithstanding termination of this Agreement pursuant to this section 1.2, the Operator will not be relieved of its obligations for reclamation and restoration of the Lands as provided for in this Agreement.
1.3
Non-Exclusive Rights. The rights granted by Owner to operator are nonexclusive, and Owner reserves the right to use all access roads and reserves all surface and subsurface uses of the Lands and the right to grant successive easements on or across the Lands on such terms and conditions as Owner deems necessary or advisable, except that successive easements shall not interfere with or obstruct Operator’s rights to conduct the Mining Operations, or create a material liability risk or risks for the Operator.

SECTION 2 — DEVELOPMENT PLAN
2.1
Development Plan. Prior to the commencement of the Mining Operations on the Lands, Operator shall present to Owner a draft of a Development Plan which details the scope and timing of development on the Lands or portions thereof. Owner and Operator shall jointly develop a final version of the Development Plan (which shall be revised from time to time as conditions warrant), and it shall become the document from which orderly development proceeds. Operator may elect to develop the Lands or conduct the Mining

Operations in separate stages, in which case multiple Development Plans shall be agreed to. The Development Plan shall provide the general framework for Operator’s activities on all of the Lands and shall be developed according to the requirements and standards set out in this Agreement. Operator agrees that it will not commence any surface disturbing activities on the Lands, or any part thereof, unless and until Owner has approved the Development Plan, which approval will not be unreasonably withheld.

2.2	Contents of Development Plan. The Development Plan shall contain at least the following.
(a)
A base map or maps, either USGS 7.5 minute topographical quadrangles or maps of similar detail and quality, showing the location of all of Owner’s existing roads, fences, buildings, springs, wells, water sources, domestic water supplies and sources, facilities, residences, headquarters, and other assets. Other base maps or overlays may be developed to show the vegetative cover, timber assets, existing power lines and rights-of-way, parcels of federally and state owned lands within the Lands, drainage patterns, important geologic features, hydrologic characteristics, meteorological characteristics including rain and snowfall with dry/wet and hot/cold time periods, wildlife assets, viewsheds and visually important features, archaelogical and historic assets, areas of fire and safety concern, irrigated lands and crop lands, and any other characteristic which Owner and Operator or both consider important to be established as baseline considerations. Owner will assist Operator in the development of the map with respect to information within Owner’s knowledge.

(b)
A base map or maps, either USGS 7.5 minute topographical quadrangles or maps of similar detail and quality, showing the location of Operator’s proposed access points, additional roads, water and gas gathering lines, power lines, approximate drilling locations, buildings, water treatment facilities, water impoundments and distribution lines, central electric facilities, telemetry and other communications facilities and sites, equipment storage yards, employee housing areas (if any), vehicle storage and service yards, secure storage areas for chemicals and hazardous materials or wastes, toilet facilities, emergency medical locations, vehicle inspection areas, fire suppression stations, and other sites or facilities considered important for baseline identification purposes.

(c)
A preliminary schedule of development showing the project build-out in years. The first two years of activity shall be detailed by month, especially relating activity to weather limitations, describing how surface damage will be controlled and minimized by appropriate scheduling of operations.

(d)
A water management plan for the discharge and storage of produced water on the lands, including the general standards for pond and water impoundment construction, if any, proposed by Operator, including size of ponds, heights of dams, contouring, reseeding, landscaping, quality and quantity of liner materials, size and location of inlets and outlets, general plan for filling and releasing times and quantities, relationship to downstream uses and storage, and other important features, and further including those items specified in Section 5 below.
(e)
A detailed description and schematic of the various combinations of common corridor/shared right-of-way gathering and power lines, showing the standards for excavation, back-filling, reclamation and revegetation, and other important features.

(f)	The general standards for landscaping on the Lands, including species, size, distribution, and location of trees, types of grasses and reseeded flora.
(g)	The fire plan, including methods and time of notification, location and activation of fire suppression and fighting personnel and equipment, evacuation and treatment of injured personnel.
(h)	The general location and standards for construction of roads, fences, cattle guards, culverts, road cuts and fills.

(i)	The main points of entry to the Lands.
(j)	The size, construction quality, and design specifications of all cattle guards and gates for both main road points of entry and minor road minor points of entry.
(k)	The size, design specifications, fencing, time of use, reclamation period, and standards, waste and hazardous waste removal, and disposal of fluids for drilling pits.
(l)	Methods of weed control to be employed by Operator, which may include the reseeding of disturbed areas, the inspection of vehicles, and the washing or spraying of vehicles.
(m)	The dates of the big game hunting seasons applicable to the Lands and the efforts which will be undertaken by Operator to minimize the effects of its operations on hunting activity on the Lands.

(n)	The dust control methods to be used by Operator on various parts of the Lands.

(o)	The portable toilet facilities to be installed by Operator on the Lands.

(p)	Such other information as Operator and Owner consider important.
SECTION 3 — MINING OPERATIONS ON THE LANDS
3.1
Notification and Consultation. Operator shall notify Owner prior to initial entry upon the Lands and shall consult with and receive Owner’s approval (which approval will not be unreasonably withheld) as to the location of each new road, power line and facility to be placed on the Lands. To the maximum extent possible, Operator will use existing roads on the surface of the Lands for its operations, and, if construction of a new road is required, Operator will endeavour to locate the new road in a manner so as to cause the least interference with the Lands provided Operator can do so without incurring material, additional costs.
3.2	Power Lines.
(a)
Operator will consult with Owner and with the independent power company supplying power to Operator with respect to the location of overhead power lines prior to construction. Overhead power lines will be constructed so as to cause the least possible interference with Owner’s existing use of the Lands. Construction shall not begin unless Owner has consented to the location of such power lines, which consent will not be unreasonably withheld. Existing power lines need not be relocated.

(b)
At such time as Operator desires to abandon any overhead or buried power line located on the Lands, it shall notify Owner of such desire, and Owner shall have thirty (30) days within which to make an election to take over such power line for Owner’s own use. If Owner elects to take over a power line, Owner shall assume all costs and reclamation obligations associated therewith, and Operator shall have no further liability for costs or reclamation for the power line, or that portion thereof, which Owner elects to take over.

3.3	Maintenance. Operator shall at all times keep the road and power line rights-of-way, and other areas used by Operator safe and in good order, free of noxious weeds, litter and debris.
3.4
Roads. In accordance with the Development Plan, existing two track, unimproved roads shall be used by Operator whenever possible. New all weather roads will be constructed only when necessary. Operator shall provide Owner with a plat showing the location and length of all roads promptly after their first use, construction or improvement. Any road constructed upon the Lands shall be constructed and maintained to the following specifications.

(a)
The surface of all roadways shall not exceed sixteen feet (16’) in width for traveled surface. Improved roads shall be constructed with a two percent (2%) crown from the center of the road to the shoulder to promote positive drainage. Where requested by Owner, Operator shall install side ditches along roads to transport runoff to appropriate drainage structures.

(b)
If requested by Owner, access to the Lands of Owner from any County road, or from the land of any adjoining landowner, shall be controlled by a gate in addition to a cattle guard, which gate Operator shall construct and install in accord with the reasonable specifications of Owner at Owner’s cost, and the Operator will supply a key or lock combination to the Owner.

(c)	Culverts shall be placed in low areas for proper drainage. Culverts shall be designed to pass the estimated runoff from a 10 year, 24 hour storm event for the associated drainage area.

(d)	Operator agrees to keep its roads free of weeds, debris, litter, and trash, and, if necessary, shall perform periodic trash pickup when requested by Owner.
(e)	Operator shall regularly maintain existing roads used by Operator, which maintenance may include shaling, graveling, blading, installing and/or cleaning culverts, and spraying for noxious weeds.
(f)
The use and construction of roads by Operator across the Lands is a non-exclusive use and Owner may allow other parties to use said roads provided Owner pays for any additional costs (for gates, etc.) required to ensure the safety and security of the mining operations and persons accessing the Lands. Owner may lock gates across its private roads provided that Operator shall have the right to place its own locks on such gates.

3.5
Fences. Operator shall construct stock-tight fences around any dangerous area created by Operator in its use of the Lands. Maintenance around Operator’s surface facilities shall be the responsibility of Operator.

3.6
Fire. Operator shall take reasonable steps to prevent fire and to promptly extinguish fire, including, but not limited to, maintaining a fire extinguisher, shovel, axe and bucket in each service vehicle entering upon the property.

3.7
Insurance. All vehicles traveling upon the Lands and owned or operated by Operator, its contractors, agents, or employees shall be covered by automobile liability insurance covering owned, non-owned, and hired automobiles with limits of at least One Million Dollars ($1,000,000) for injury to or death of any one person for any one occurrence, and Five Hundred Thousand Dollars ($500,000) property damage per occurrence. In addition, Operator shall carry comprehensive general liability insurance with minimum coverage limits of Five Million Dollars ($5,000,000) for injury or death for any one occurrence, and One Million Dollars ($1,000,000) for property damage per occurrence. Such insurance shall contain a waiver of subrogation and shall name Owner as an additional insured. Upon Owner’s request, Operator and its contractors, agents, and employees using the Lands shall provide Owner with certificates evidencing such insurance.

3.8
Equipment Storage and Maintenance; Employee Housing. In the event that Operator desires to have equipment storage and maintenance areas or employee housing areas on the Lands, Owner shall have the first option to provide such areas at a location or locations designated by Owner which are reasonably convenient to Operator, and Operator agrees to use such areas designated by Owner for such purposes.

3.9	Hazardous Materials Storage and Removal. The Operator will ensure that:
(a)
any hazardous materials temporarily stored on the Lands will be stored in accordance with generally accepted standards designed to avoid contamination of the Lands, or harm to the health or safety of people or animals;

(b)
all hazardous materials are regularly removed from the Lands (and in any event, not less than once per year) and such removal will be in accordance with all laws applicable to the transportation and destruction of hazardous materials.

For the purposes of this Agreement, hazardous materials will not include any materials exempted by the October 1980 Bevill Amendment to the Resource Conservation and Recovery Act.
SECTION 4 — PAYMENTS TO OWNER
4.1
Consideration. Owner acknowledges that the consideration for the rights granted herein by Owner to Operator, is the agreement by Operator to enter into the Option Agreement, Employment, and Stock Purchase Agreements with Owner, all of which were effective June 17, 2007, and the Joint Venture Agreement which will be entered into by the parties in conjunction with this Agreement.

4.2	Annual Taxes.
(a)	Operator will reimburse Owner for annual property taxes; and
(b)	Operator shall be responsible for and shall pay all additional taxes which may be assessed against the Lands by reason of any improvements placed thereon by Operator.
4.3
Payments Sufficient. The payments herein provide are acknowledged as sufficient and in full satisfaction for damages caused or created by the reasonable and customary entry, rights of way, operation and use of the roads, and exercise of rights granted pursuant to this Agreement. This Agreement does not relieve Operator from liability for damage caused by Operator’s negligence or for costs Operator has agreed to assume under this Agreement, including costs for reclamation or otherwise imposed by federal, state and other governmental authorities with jurisdiction over the Lands and Mineral Rights.

SECTION 5 — WATER
5.1
Protection of Existing Water Resources. Operator is aware that its operations may impact domestic or stock water wells in the vicinity of the Lands. Operator agrees it will be responsible for all costs to mitigate or eliminate such impacts in accordance with federal, state or other authority with jurisdiction over such matters.

5.2
Owner’s Water Sources. Operator shall not without Owner’s prior written consent use any water from existing wells, reservoirs and springs on the Lands. Operator shall not disturb, interfere with, fill, or block any creek, reservoir, spring or other source of water on the Lands.

SECTION 6 — RECLAMATION
6.1
Reclamation and Restoration. Unless Owner otherwise agrees in writing, upon termination of any of Operator’s operations on the Lands, Operator shall fully restore and level the surface of the Land affected by such terminated operations in accordance with all laws and regulations and the Development Plan. The Lands will be reclaimed to “Range Land” post-mining use standard as that term is used in the Colorado Mined Land Reclamation Act. Operator shall fully restore all private roads, drainage and irrigation ditches disturbed by Operator’s operations as near as possible to the condition which existed prior to such operations. Any surface disturbed by Operator’s activities shall be reseeded as provided for in the Development Plan. Unless Owner notifies Operator in writing that Operator is relieved of this obligation, any surface facilities no longer in use shall be removed, and the surface under the surface facilities restored, within one year after the date upon which Operator ceases to use such surface facility. Operator’s obligations for reclamation arising under this Agreement will survive any termination of this Agreement.

SECTION 7 — RESOLUTION OF DISPUTES
7.1
Resolution of Disputes. In the event Owner and Operator are unable to resolve disputes related to this Agreement or Operator’s use of the Lands, resolution of disputes between Owner and Operator shall be performed by a qualified person trained in conflict resolution and mediation with a background in natural resource management. This person(s) will be selected and mutually agreed to by both Owner and Operator. However, in the event that this method of alternative dispute resolution is unsuccessful within thirty (30) days after dispute resolution begins, each party shall have all remedies available to them under the law.

SECTION 8 — MISCELLANEOUS
8.1
Indemnification. To the maximum extent permitted by law, and subject to section 8.3, Operator will indemnify, defend and hold Owner, and, if applicable, Owner’s officers, directors, employees, agents, successors and assigns, harmless from any and all claims, liabilities, demands, suits, losses, damages and costs (including, without limitation, any attorney fees) which may arise out of Operator’s activities on the Lands including, without limitation, any claims that Operator’s operations are either illegal, unauthorized, or improper, and any claims asserted by any person or state or federal agency for environmental damage or flooding or pollution resulting from the Mining Operations (“Claims”).

8.2
Liability for Damage to Lands Owned by Other Landowners. Without limiting section 8.1, but subject to section 8.3, Operator shall be liable for any damage to other lands or the operations of other landowners, including but not limited to, roads, road crossings, bridges, fences, buildings and other improvements, livestock, crops, forage, and hay meadows, resulting from Operator’s activities on the Lands, including damage resulting from the quality or quantity of produced water being discharged or escaping from Operator’s control.
8.3	Limitation on Indemnity. Notwithstanding sections 8.1 and 8.2, Operator will not be liable to Owner for Claims which:
(a)	arise from acts or omissions which occurred prior to Operator entering into this Agreement, or
(b)	arise from grossly negligent acts or omissions or intentionally illegal acts by Todd Hennis.
8.4
Compliance with Law. Operator shall conduct all of its operations and activities in accordance with all applicable local, state and federal laws, rules and regulations applicable to the Mineral Rights, Lands and Mining Operations.

8.5
Notice. Notice may be given to either party to this Agreement by depositing the same in the United States Mail postage prepaid, duly addressed to the other party at the address set out on this Agreement, or at such other address as each party may subsequently provide to the other. Such notice shall be deemed delivered when deposited in the United States Mail.

8.6
Registration of Agreement. Owner agrees that Operator may record this Agreement and rights granted over the Lands herein with the County Clerk and Recorder of the San Juan County, Colorado (or any other applicable land registry system Operator deems necessary to protect and provide notice of its rights as against third parties). Owner agrees to execute any further documents required to give effect to this section 8.6.

8.7	Construction of Agreement. This Agreement shall be construed under the laws of the State of Colorado.
8.8	Binding Effect. This Agreement is binding upon the successors and assigns of the parties.
8.9	Counterparts. This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.
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8.10	Assignment. This Agreement may be freely assigned by Owner to a subsequent purchaser of all or part of the Lands, provided such assignee agrees to be bound by the terms of this Agreement.
DATED this 22nd day of June, 2007.
Owner
SAN JUAN CORP.

By:	/s/ TODD C. HENNIS

Title:	President

Address:	645 Water Street

Silver Plume, CO 80476

Owner
TODD C. HENNIS

By:	/s/ TODD C. HENNIS

Title:	Individually

Address:	414 Butte Parkway

Golden, CO 80403

Operator
COLORADO GOLDFIELDS INC.

By:	/s/ GARY SCHELLENBERG

Title:	President

Address:	620 — 650 West Georgia Street

Vancouver, British Columbia V2B 4N9, CANADA